Exhibit (m)

EXECUTIVE BENEFITS VUL

Sample 5th Year (assuming 6% Gross Return (5.02% Net) and current charges) Calculations (rounded to nearest dollar)

I.	Policy Account Value @ 6% Return (Year 5) = $268,621.00

The Policy Account Value is equal to the sum of:

a)	the prior year’s (i.e., 12/31/of the 4th policy year) account value ($209,657.00); plus

b)	the planned premium ($53,060); minus

c)	the premium charge ($4,775); minus

d)	the sum of: [withdrawals, if any (0); plus

e)	outstanding loans, if any (0); plus

f)	loan interest (0)]; minus

g)	the cost of insurance ($2,209.00); minus

h)	the M&E risk charge ($0); minus

i)	the annualized per/1000 monthly expense ($0); minus

j)	the annualized per policy monthly expense ($0); plus

k)	the investment earnings on the policy account value ($12,888.00).

II.	Policy Cash Surrender Value @ 6% Gross Return (Year 5) = $268,621.00

The Policy Cash Surrender Value is equal to the sum of:

a)	the policy account value ($268,621.00)

III.	Policy Net Cash Surrender Value @ 6% Gross Return (Year 5) = $282,948.00

The Policy Net Cash Surrender Value is equal to the sum of:

a)	the alternate net cash surrender value ($282,948.00); minus

b)	the outstanding loan, if any ($0).

IV.	Policy Net Death Benefit

The Policy Net Death Benefit is equal to the sum of:

a)	Option 1 DB is equal to the face amount ($1,000,000).